UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 16, 2017, Concordia International Corp. (the “Corporation”) issued a press release announcing that in conjunction with its ongoing efforts to realign its capital structure, the Corporation decided to use a thirty (30) day grace period to defer the payment of approximately $26 million of interest due on the Corporation’s $735 million unsecured notes. The Corporation also announced that the deferral of the interest payment does not result in an Event of Default until the expiry of the 30-day grace period. In conjunction with this announcement the Corporation is filing the following exhibit:

Exhibit 99.1	Press release of Concordia International Corp. dated October 16, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: October 16, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release of Concordia International Corp. dated October 16, 2017.